Exhibit 99.1

New Data Shows High Efficacy for Can-Fite’s CF101 in Rheumatoid Arthritis and Psoriasis Patients

BMI analysis shows high efficacy of CF101; The data supports the design of the forthcoming Phase III clinical studies

PETACH TIKVA, Israel, August 6, 2014 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today new data from a retrospective analysis of its autoimmune disease advanced trials that shows high efficacy of its orally bioavailable drug CF101.

The retrospective study, conducted by a third party statistician group, analyzed the correlation between response to CF101 and patients' body mass index (BMI) in the Phase II/III Psoriasis interim results as well as the recently completed Phase II Rheumatoid Arthritis trial. The data shows a significant increase in the response to CF101 in patients with a BMI of over 25 in both studies. These findings corroborate the efficacy seen with other FDA approved drugs such as Cyclosporine A which was more effective in patients with high BMI. The company believes these findings will enable it to optimize the design of its forthcoming Phase III studies.

“These new findings are further evidence of CF101’s high efficacy, while the drug continues to show excellent safety in patients. We believe the data will be very important to the design of our forthcoming Phase III trials because these findings help us to achieve the maximum potential of the drug in the treatment of inflammatory conditions,” stated Can-Fite CEO Pnina Fishman.

Can-Fite’s Phase II/III Psoriasis trial is ongoing with data expected to be released in the first quarter of 2015. The Psoriasis therapeutic market was worth $3.6 billion in 2010 and is forecast to grow to $6.7 billion by 2018, according to Global Data. The market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects.

The global Rheumatoid Arthritis drug market is expected to generate revenues of $38.5 billion in 2017, according to Visiongain.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114